Exhibit 4.0

                           CERTIFICATE OF DESIGNATION
                           SERIES "B" PREFERRED STOCK


         The Series "B" Preferred Stock ("Series "B" Stock") shall consist of 1,000,000 shares, par value $0.001 per share. The preferences, rights and privileges of the Series "B" Stock shall be as follows:

         o Each holder of Series "B" Stock shall be entitled to vote on all matters for which the shareholders of the corporation have the right to vote and shall be entitled to 100 votes per share. The holders of shares of Series "B" Stock and the holders of Common Stock shall vote together as a single class on all matters.

         o The Series "B" Stock shall be subject to redemption, in the absolute discretion of the board of directors at any time, in exchange for the issuance of one million (1,000,000) shares of Common Stock with five (5) days' written notice of its intention to exercise its right of redemption.

         o Dividends shall be declared and set aside for any shares of the Series" B" Stock in the same manner as the Common Stock.

         o In the event of any liquidation, dissolution or winding up of the corporation, the holders of the Series "B" Stock shall be entitled to be paid out of the assets of the corporation available for distribution to its shareholders in the same manner as, and without preference over, the holders of Common Stock.